UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Iris Energy Limited
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

Q4982L109
(CUSIP Number)

Everest Hill Group Inc.
Tropic Isle Building
P.O. Box 3331
Road Town, Tortola
British Virgin Islands VG1110

With copies to:

Travis L. Gering
Wuersch & Gering LLP
100 Wall Street, 10th Floor
New York, New York 10005
(212) 509-5050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2023

(Date of Event Which Requires Filing of this Statement)

_________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Q4982L109

1.	Names of Reporting Persons. Everest Hill Group Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
British Virgin Islands
	0	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With	1	Shared Voting Power 3,925,867 Ordinary Shares

	2	Sole Dispositive Power

	3	Shared Dispositive Power
0
7.	Aggregate Amount Beneficially Owned by Each Reporting Persons
3,925,867 Ordinary Shares
8.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
9.	Percent of Class Represented by Amount in Row (11)
5.89%
10.	Type of Reporting Persons (See Instructions)
OO

CUSIP No. Q4982L109

1.	Names of Reporting Persons. Clifton Bay Offshore Investments L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
British Virgin Islands
	0	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With	1	Shared Voting Power 2,898,297 Ordinary Shares

	2	Sole Dispositive Power

	3	Shared Dispositive Power
0
7.	Aggregate Amount Beneficially Owned by Each Reporting Persons
2,898,297 Ordinary Shares
8.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
9.	Percent of Class Represented by Amount in Row (11)
4.35%
10.	Type of Reporting Persons (See Instructions)
PN

CUSIP No. Q4982L109

1.	Names of Reporting Persons. Clifton Bay Management Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
British Virgin Islands
	0	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With	1	Shared Voting Power 2,898,297 Ordinary Shares

	2	Sole Dispositive Power

	3	Shared Dispositive Power
0
7.	Aggregate Amount Beneficially Owned by Each Reporting Persons
2,898,297 Shares of Common Stock
8.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
9.	Percent of Class Represented by Amount in Row (11)
4.35%
10.	Type of Reporting Persons (See Instructions)
OO

CUSIP No. Q4982L109

1.	Names of Reporting Persons. AE Capital Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
British Virgin Islands
	0	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With	1	Shared Voting Power 1,027,570 Ordinary Shares

	2	Sole Dispositive Power

	3	Shared Dispositive Power
0
7.	Aggregate Amount Beneficially Owned by Each Reporting Persons
1,027,570 Ordinary Shares
8.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
9.	Percent of Class Represented by Amount in Row (11)
1.54%
10.	Type of Reporting Persons (See Instructions)
OO

CUSIP No. Q4982L109

1.	Names of Reporting Persons. Vicali Services (BVI) Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
British Virgin Islands
	0	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With	1	Shared Voting Power 3,925,867 Ordinary Shares

	2	Sole Dispositive Power

	3	Shared Dispositive Power
0
7.	Aggregate Amount Beneficially Owned by Each Reporting Persons
3,925,867 Ordinary Shares
8.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
9.	Percent of Class Represented by Amount in Row (11)
5.89%
10.	Type of Reporting Persons (See Instructions)
OO

CUSIP No. Q4982L109

1.	Names of Reporting Persons. Q Management Services (PTC) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
British Virgin Islands
	0	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With	1	Shared Voting Power 3,925,867 Ordinary Shares

	2	Sole Dispositive Power

	3	Shared Dispositive Power
0
7.	Aggregate Amount Beneficially Owned by Each Reporting Persons
3,925,867 Ordinary Shares
8.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
9.	Percent of Class Represented by Amount in Row (11)
5.89%
10.	Type of Reporting Persons (See Instructions)
CO

CUSIP No. Q4982L109

1.	Names of Reporting Persons. Susan V. Demers
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
United States
	0	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With	1	Shared Voting Power 3,925,867 Ordinary Shares

	2	Sole Dispositive Power

	3	Shared Dispositive Power
0
7.	Aggregate Amount Beneficially Owned by Each Reporting Persons
3,925,867 Ordinary Shares
8.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
9.	Percent of Class Represented by Amount in Row (11)
5.89%
10.	Type of Reporting Persons (See Instructions)
IN

CUSIP No. Q4982L109

1.	Names of Reporting Persons. Andrea J. Douglas
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
New Zealand
	0	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With	1	Shared Voting Power 3,925,867 Ordinary Shares

	2	Sole Dispositive Power

	3	Shared Dispositive Power
0
7.	Aggregate Amount Beneficially Owned by Each Reporting Persons
3,925,867 Ordinary Shares
8.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
9.	Percent of Class Represented by Amount in Row (11)
5.89%
10.	Type of Reporting Persons (See Instructions)
IN

CUSIP No. Q4982L109

1.	Names of Reporting Persons. Wayne Quasha
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
Australia
	0	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With	1	Shared Voting Power 3,925,867 Ordinary Shares

	2	Sole Dispositive Power

	3	Shared Dispositive Power
0
7.	Aggregate Amount Beneficially Owned by Each Reporting Persons
3,925,867 Ordinary Shares
8.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
9.	Percent of Class Represented by Amount in Row (11)
5.89%
10.	Type of Reporting Persons (See Instructions)
IN

CUSIP No. Q4982L109

1.	Names of Reporting Persons. Alan Quasha
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
United States
	0	Sole Voting Power
400,000 Ordinary Shares
Number of Shares Beneficially Owned by Each Reporting Person With	1	Shared Voting Power

	2	Sole Dispositive Power

	3	Shared Dispositive Power
0
7.	Aggregate Amount Beneficially Owned by Each Reporting Persons
400,000 Ordinary Shares
8.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
9.	Percent of Class Represented by Amount in Row (11)
0.60%
10.	Type of Reporting Persons (See Instructions)
IN

CUSIP No. Q4982L109

1.	Names of Reporting Persons. Weston Quasha
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
United States
	0	Sole Voting Power
31,351 Ordinary Shares
Number of Shares Beneficially Owned by Each Reporting Person With	1	Shared Voting Power

	2	Sole Dispositive Power

	3	Shared Dispositive Power
0
7.	Aggregate Amount Beneficially Owned by Each Reporting Persons
31,351 Ordinary Shares
8.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
9.	Percent of Class Represented by Amount in Row (11)
0.05%
10.	Type of Reporting Persons (See Instructions)
IN

CUSIP No. Q4982L109

This Amendment No. 1 (this "Amendment") amends and restates in its entirety the statement on Schedule 13D originally filed by certain of the Reporting Persons on December 13, 2022 (the "Schedule 13D") in respect of certain trading of Ordinary Shares by the Reporting Persons between December 21, 2022 and September 13, 2023. Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

Item 1. Security and Issuer

This Schedule 13D relates to the Ordinary Shares ("Ordinary Shares") of Iris Energy Limited (the "Issuer"). The address of the principal executive offices of the Issuer is Level 12, 44 Market Street, Sydney, SAW 2000 Australia.

Item 2. Identity and Background

Item 2(a)-(c):

This Schedule 13D is being jointly filed by each of the following persons (being herein collectively referred to as the "Reporting Persons") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"):

(i) Everest Hill Group Inc. ("Everest Hill")

(ii) Clifton Bay Offshore Investments L.P. ("Clifton Bay Investments")

(iii) Clifton Bay Management Ltd. ("Clifton Bay Management")

(iv) AE Capital Limited ("AE Capital")

(v) Vicali Services (BVI) Inc. ("Vicali")

(vi) Q Management Services (PTC) Ltd. ("Q Management")

(vii) Susan V. Demers ("Demers")

(viii) Andrea J. Douglas ("Douglas")

(ix) Wayne Quasha ("Wayne Quasha")

(x) Alan Quasha ("Alan Quasha")

(xi) Weston Quasha ("Weston Quasha")

The Reporting Persons are filing this Statement because they may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Act, with respect to the transaction described in Item 4 of this Statement. Except as expressly otherwise set forth in this Statement, each Reporting Persons disclaims beneficial ownership of the Ordinary Shares beneficially owned by any of the other Reporting Persons or any other person.

AE Capital holds 1,027,570 Ordinary Shares directly and indirectly holds 3,925,867 owned by Clifton Bay Investments. Clifton Bay Investments holds 2,898,297 Ordinary Shares. Alan Quasha is the Chief Executive Officer of Quadrant Management LLC ("Quadrant"), an affiliate of AE Capital and Clifton Bay Investments.  Weston Quasha is an affiliate of Quadrant.  Everest Hill, AE Capital, Clifton Bay Investments and Quadrant are Affiliates as defined in Securities Act of 1933, as amended. Therefore, Everest Hill is also deemed to hold 3,925,867 Ordinary Shares.  The general partner of Clifton Bay Investments is Clifton Bay Management, which is indirectly owned by the Trustee of the Everest Trust ("Everest Trust"), a trust settled by Mr. Wayne Quasha. Q Management, as Trustee of Everest Trust, owns all of the shares of Everest Hill and AE Capital. Vicali, is the sole director of Everest Hill, AE Capital and Q Management, and Demers, a United States citizen, and Douglas, a citizen of New Zealand, are the directors of Vicali and each of them has voting power over Vicali and thus power over investment and voting determinations made by Everest Hill, AE Capital and Clifton Bay Management. Mr. Wayne Quasha ultimately beneficially owns all of the shares of Everest Hill and AE Capital, and as such, is in a position, indirectly, to determine the investment and voting decisions made by Everest Hill, AE Capital and Clifton Bay Investments.  Mr. Alan Quasha owns 400,000 Ordinary Shares and has the direct power to vote such shares together with the power, authority and control over disposition of any such shares.  Mr. Weston Quasha owns 31,351 Ordinary Shares and has the direct power to vote such shares together with the power, authority and control over disposition of any such shares.

CUSIP No. Q4982L109

The principal business address and principal business or occupation of each Reporting Persons is as follows:

Name and Business Address	Principal Business or Occupation

Everest Hill Group Inc. Tropic Isle Building P.O. BOX 3331 Road Town, Tortola British Virgin Islands VG 1110	Investment Holding Company

Clifton Bay Offshore Investments LP Tropic Isle Building P.O. BOX 3331 Road Town, Tortola British Virgin Islands VG 1110	Investment Holdings Company

Clifton Bay Management Ltd. Tropic Isle Building P.O. BOX 3331 Road Town, Tortola British Virgin Islands VG 1110	General Partner of Clifton Bay Investments

AE Capital Limited Tropic Isle Building P.O. BOX 3331 Road Town, Tortola British Virgin Islands VG 1110	Investment Holding Company

Vicali Services (BVI) Inc. Tropic Isle Building P.O. Box 3331 Road Town, Tortola British Virgin Islands VG 1110	Corporate director to various companies

Q Management Services (PTC) Ltd. Tropic Isle Building P.O. Box 3331 Road Town, Tortola British Virgin Islands VG 1110	Trustee of Everest Trust

Susan V. Demers Tropic Isle Building P.O. Box 3331 Road Town, Tortola British Virgin Islands VG 1110	Attorney

Andrea J. Douglas Tropic Isle Building P.O. Box 3331 Road Town, Tortola British Virgin Islands VG 1110	Accountant
Wayne Quasha c/o PFD Corporate Services (BVI) Limited Tropic Isle Building P.O. Box 3331 Road Town, Tortola British Virgin Islands VG1110	Settlor of Everest Trust

CUSIP No. Q4982L109

Alan Quasha c/o Quadrant Management LLC 510 Madison Avenue, 18th Floor New York, New York 10022	CEO of Quadrant Management LLC

Weston Quasha c/o Quadrant Management LLC 510 Madison Avenue, 18th Floor New York, New York 10022	Affiliate of Quadrant Management LLC

Item 2(d)-(e):

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, the Reporting Persons have not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration

The information set forth in Item 4 and Item 5(c) below is incorporated by reference in its entirety into this Item 3. AE Capital beneficially acquired the shares set forth in Item 5(c) through several purchases and through the Issuer's initial public offering on November 16, 2021.  The legal acquisition of such shares was effectuated through AE Capital and Clifton Bay Investments.  Each of Alan Quasha and Weston Quasha acquired their respective Ordinary Shares set forth in Item 5(c) utilizing personal capital resources.

Item 4. Purpose of Transactions

The Reporting Persons acquired the Ordinary Shares of the Issuer for general investment purposes.  The Reporting Persons will continuously evaluate their ownership of Ordinary Shares and the Issuer's business and industry.  Depending on the market conditions and other factors that the Reporting Persons may deem material to their investment decision, including the availability of other investment opportunities, the Reporting Persons may from time to time acquire additional Ordinary Shares that such Reporting Persons now owns or may hereafter acquire.

Without limitation, the foregoing (and consistent with its investment purpose), the Reporting Persons will continue to consider alternative courses of action and will in the future take such actions with respect to its investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time.  Such actions, in addition to that discussed above, may include making recommendations to members of management concerning various business strategies, acquisitions, policies, seeking to acquire control of the Issuer through a merger, proxy solicitation, tender offer, significant equity investment, exchange offer or otherwise, or such other actions as the Reporting Persons may deem appropriate.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(b):

The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percent of class was calculated based on 66,701,526 Ordinary Shares outstanding as of June 30, 2023, as disclosed in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on September 13, 2023.

CUSIP No. Q4982L109

Everest Hill is deemed to have the power to vote or to direct the vote of, and to dispose or direct the disposition on, the Ordinary Shares of the Issuer beneficially owned by AE Capital and Clifton Bay Investments.  Each of Wayne Quasha, Vicali, Demers and Douglas share voting and dispositive power with regard to Ordinary Shares owned by AE Capital and Clifton Bay Investments attributable to their relationship to Everest Hill and AE Capital as identified in Item 2 above.  Each of Vicali, Demers and Douglas disclaim any beneficial ownership interest in Ordinary Shares of the Issuer owned by AE Capital and Clifton Bay Investments, indirectly owned through Everest Hill.  Alan Quasha controls the power to vote and to direct the vote of, and to dispose or direct the disposition of, the Ordinary Shares of the Issuer beneficially owned by him.  Weston Quasha controls the power to vote and to direct the vote of, and to dispose or direct the disposition of, the Ordinary Shares of the Issuer beneficially owned by him.  None of the other Reporting Persons holds any rights, powers or authority to vote or direct the disposition of any Ordinary Shares owned by Alan Quasha or Weston Quasha, and neither Alan Quasha or Weston Quasha has power or authority to vote or dispose of the other such person's Ordinary Shares.

Item 5(c):

The transactions set forth on Schedule A, incorporated herein by reference to Exhibit 99.1 hereto, were effectuated by the reporting persons during the sixty days preceding the date of filing of this Schedule 13D between December 21, 2022 and September 13, 2023.

Item 5(d): Not applicable.

Item 5(e): Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, none of the Reporting Persons, and none of the executive officers or directors of the Reporting Persons, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or vestment power over securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement dated December 13, 2022 incorporated herein by reference (the "Joint Filing Agreement").

Exhibit 99.2	Joinder of Alan Quasha and Weston Quasha to Joint Filing Agreement, dated September 14, 2023.

Exhibit 99.3	Schedule A, setting forth transactions effectuated by the reporting persons between December 21, 2022 and September 13, 2023.

[Signature Page Follows]

CUSIP No. Q4982L109

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2023

EVEREST HILL GROUP INC.

 By: Vicali Services (BVI) Inc., Its Director

 By: /s/ Susan V. Demers

 Name: Susan V. Demers

 Title:  Director

 By: /s/ Andrea J. Douglas

 Name: Andrea J. Douglas

 Title:  Director

CLIFTON BAY OFFSHORE INVESTMENTS L.P.

 By: Clifton Bay Management Ltd., its general partner

 By: Vicali Services (BVI) Inc., Its Director

 By: /s/ Susan V. Demers

 Name: Susan V. Demers

 Title:  Director

 By: /s/ Andrea J. Douglas

 Name: Andrea J. Douglas

 Title:  Director

CLIFTON BAY MANAGEMENT LTD.

 By: Vicali Services (BVI) Inc., Its Director

 By: /s/ Susan V. Demers

 Name: Susan V. Demers

 Title:  Director

 By: /s/ Andrea J. Douglas

 Name: Andrea J. Douglas

 Title:  Director

AE CAPITAL LIMITED

 By: Vicali Services (BVI) Inc., Its Director

 By: /s/ Susan V. Demers

 Name: Susan V. Demers

 Title:  Director

 By: /s/ Andrea J. Douglas

 Name: Andrea J. Douglas

 Title:  Director

CUSIP No. Q4982L109

Q MANAGEMENT SERVICES (PTC) LTD.

 By: Vicali Services (BVI) Inc., Its Director

 By: /s/ Susan V. Demers

 Name: Susan V. Demers

 Title:  Director

 By: /s/ Andrea J. Douglas

 Name: Andrea J. Douglas

 Title:  Director

VICALI SERVICES (BVI) INC.

By: /s/ Susan V. Demers

 Name: Susan V. Demers

 Title:  Director

By: /s/ Andrea J. Douglas

 Name: Andrea J. Douglas

 Title:  Director

/s/ Susan V. Demers

Susan V. Demers, individually

/s/ Andrea J. Douglas

Andrea J. Douglas, individually

/s/ Wayne Quasha

Wayne Quasha, individually

/s/ Alan Quasha

Alan Quasha, individually

/s/ Weston Quasha

Weston Quasha, individually